This document serves as a restatement of the reporting person's Schedule 13D and previous amendments thereto in accordance with Rule
          101(a)(2)(ii) of Regulation S-T.


                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 14)*


                     R. G. Barry Corporation
_________________________________________________________________
                        (Name of Issuer)


            Common Shares, par value $1.00 per share
            _________________________________________
                 (Title of Class of Securities)


                           068798-10-7
           ___________________________________________
                         (CUSIP Number)



                       Richard L. Burrell
                     R. G. Barry Corporation
                    13405 Yarmouth Road, N.W.
                     Pickerington, OH  43147
                         (614) 864-6400
_________________________________________________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                Not Applicable - Voluntary Filing
_________________________________________________________________
     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box.  _____


Check the following box if a fee is being paid with this statement ____. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       Page 1 of 13 Pages


SCHEDULE 13D


CUSIP NO.  068798-10-7                         Page 2 of 13 Pages

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
          Gordon Zacks

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
                                                         (a) ____

                                                         (b) ____


3.   SEC USE ONLY:




4.   SOURCE OF FUNDS*:
          Not Applicable

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e):
                                                             ____

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
          United States of America


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

7.  SOLE VOTING POWER:        613,151
8.  SHARED VOTING POWER:        -0-
9.  SOLE DISPOSITIVE POWER:   287,878
10. SHARED DISPOSITIVE POWER:   -0-


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:
          613,151

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES:                               ____


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
          11.1%

14.  TYPE OF REPORTING PERSON*:
          IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



                        AMENDMENT NO. 14
                               TO
                          SCHEDULE 13D


Item 1.  Security and Issuer.

          This Amendment No. 14 to the Schedule 13D (the "Schedule 13D") filed by the reporting person Gordon Zacks ("Zacks") on August 7, 1984, with the Securities and Exchange Commission ("SEC"), as amended, relates to Common Shares, $1.00 par value ("Common Shares"), of R. G. Barry Corporation, an Ohio corporation (the "Company"), the principal executive offices of which are located at 13405 Yarmouth Road, N. W., Pickerington, Ohio 43147. This Amendment No. 14 amends certain information set forth in the Schedule 13D, as amended.


Item 2.  Identity and Background.

    (a)   Name of reporting person.

          Gordon Zacks

    (b)   Business address of reporting person.

          13405 Yarmouth Road, N.W.
          Pickerington, Ohio  43147

    (c) Present principal occupation or employment of reporting person and name, principal business and address of any corporation or other organization in which such employment is conducted.

          Mr. Zacks serves as Chairman of the Board, President and Chief Executive Officer of the Company. The Company and its subsidiaries design, manufacture and market specialized comfort footwear for men, women and children. The Company also markets various thermal comfort products. The principal business offices of the Company are located at 13405 Yarmouth Road, N.W., Pickerington, Ohio 43147.

    (d) During the last five years, Mr. Zacks has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

    (e) During the last five years, Mr. Zacks has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f)   Citizenship.

          Mr. Zacks is a citizen of the United States.


Item 3.  Source and Amount of Funds or Other Consideration.

          As described more fully in Item 5(c) below, Mr. Zacks acquired 59,363 Common Shares as a result of a 4-for-3 share split of the Company's Common Shares on June 1, 1994 (the "Share Split"), the number of Common Shares held for Mr. Zacks' account in the R. G. Barry Corporation Leveraged Employee Stock Ownership Plan (the "ESOP") increased by 14,129 as a result of the Share Split, the number of Common Shares deposited by Mr. Zacks in the Zacks Voting Trust (which is described more fully in Items 5(a) and 5(b) below) increased by 20,689 as a result of the Share Split, the number of Common Shares deposited by other persons in the Zacks Voting Trust (see Items 5(a) and 5(b) below) increased by 67,394 as a result of the Share Split, and the number of Common Shares subject to the option granted to Mr. Zacks on May 11, 1993 (which option grant was described in Amendment
No. 13 to the Schedule 13D filed on February 8, 1994) increased by 8,333 as a result of the Share Split.

          In addition, as more fully described in Item 5(c) below, on May 13, 1994, Mr. Zacks was granted stock options covering an aggregate of 59,999 Common Shares pursuant to the Company's 1988 Stock Option Plan. Mr. Zacks paid no consideration to the Company in connection with the grant of such stock options.


Item 4.  Purpose of Transaction.

          Please see Item 3 above.


Item 5.  Interest in Securities of the Issuer.

     (a)  Amount beneficially owned:  613,151 (1)(2)(3)(4)

          Percentage of class:          11.1% (1)(2)(3)(4)(5)

     (b) Number of Common Shares as to which reporting person has:

          (i)  Sole power to vote or to direct the vote:

               613,151 (1)(2)(3)(4)

         (ii)  Shared power to vote or direct the vote:

               None

        (iii) Sole power to dispose or to direct the disposition of:

               287,878 (1)(2)(3)
         (iv) Shared power to dispose or to direct the disposition of:

               None

____________________

(1) Mr. Zacks is the voting trustee of the Zacks Voting Trust (the "Voting Trust") and exercises sole voting power as to the 351,034 Common Shares deposited in the Voting Trust. The owners of Common Shares deposited in the Voting Trust retain investment power with respect to such Common Shares (subject to certain limitations on the right to remove Common Shares from the Voting Trust) and the right to receive dividends thereon. Mr. Zacks is the beneficial owner of, and retains investment power as to, 82,758 of the Common Shares deposited in the Voting Trust. Mr. Zacks' mother, Florence Zacks Melton, as trustee under a trust established by the will of Aaron Zacks, deceased, is the owner of the balance of the Common Shares deposited in the Voting Trust. Mr. Zacks is a remainder beneficiary of the trust created by the will of Aaron Zacks.

(2) Includes 6,666 Common Shares which Mr. Zacks has the right to acquire upon the exercise of stock options exercisable within 60 days of the date of this Amendment No. 14.

(3) Mr. Zacks holds 198,454 Common Shares of record. Mr. Zacks has sole voting and investment power with respect to 158,454 of these Common Shares. The remaining 40,000 Common Shares are "restricted shares" which were issued to Mr. Zacks in 1984 and 1985 in consideration of his significant contribu-tions and service to the Company over many years. Mr. Zacks is not permitted to dispose of or otherwise transfer these Common Shares until the restrictions thereon have lapsed. Restrictions on such restricted shares will lapse on March 1, 1995 as a result of the satisfaction of the conditions set forth in an employment agreement (the "First Employment Agreement") between Gordon Zacks and the Company, dated July 30, 1984, as amended, which conditions were restated and continued in an Employment Agreement (the "Second Employment Agreement") between Gordon Zacks and the Company, dated June 30, 1989. A copy of the First Employment Agreement has been filed previously as Exhibit A to the Amended Schedule 13D filed by Mr. Zacks with the SEC on November 8, 1984. A copy of Amendment No. 2 to Agreement, modifying the First Employment Agreement, made to be effective as of March 18, 1985, has previously been filed as Exhibit A to Amendment No. 2 to Schedule 13D filed by
     Mr. Zacks with the SEC on March 25, 1985. The Second Employment Agreement was filed as Exhibit 1 to Amendment No. 4 to Schedule 13D filed by Mr. Zacks with the SEC on October 3, 1989.

(4) Includes 56,997 Common Shares held for Mr. Zacks' account in the ESOP. Mr. Zacks has voting power with respect to these Common Shares, but the trustee of the ESOP has investment authority over such Common Shares.

(5)  Based upon 5,542,581 Common Shares outstanding as of
     December 31, 1994.

     (c) Transactions by reporting person:

          Other than the transactions reported in the following table, Mr. Zacks has not effected any transactions in the Common
Shares of the Company since the date of Amendment No. 13 to the
Schedule 13D (February 7, 1994):




Number of                                      Type of
Common Shares     Date       Consideration     Transaction


   300          2/16/94           N/A          Gift by Mr. Zacks

30,000           3/2/94         $17.25         Private sale by
                                               Mr. Zacks to the
                                               Company

18,298          5/13/94           N/A          Receipt of grant
                                               of stock option by
                                               Mr. Zacks under the
                                               Company's 1988 Stock
                                               Option Plan - becomes
                                               exercisable with
                                               respect to 4,576
                                               Common Shares on each
                                               of first and second
                                               anniversaries of grant
                                               date, 2,040 Common
                                               Shares on third
                                               anniversary of grant
                                               date and 7,106 Common
                                               Shares on fourth
                                               anniversary of grant
                                               date.  Reflects
                                               adjustment for Share
                                               Split

41,701          5/13/94           N/A          Receipt of grant of
                                               stock option by
                                               Mr. Zacks under the
                                               Company's 1988 Stock
                                               Option Plan - becomes
                                               exercisable with
                                               respect to 10,424
                                               Common Shares on each
                                               of first and second
                                               anniversaries of grant
                                               date, 12,960 Common
                                               Shares on third
                                               anniversary of grant
                                               date and 7,893 Common
                                               Shares on fourth
                                               anniversary of grant
                                               date.  Reflects
                                               adjustment for Share
                                               Split

59,363           6/1/94           N/A          Acquisition as a result
                                               of Share Split and held
                                               of record by Mr. Zacks

14,129           6/1/94           N/A          Acquisition as a result
                                               of Share Split and held
                                               for Mr. Zacks' account
                                               in the ESOP

20,689           6/1/94           N/A          Acquisition as a result
                                               of Share Split with
                                               respect to Common
                                               Shares deposited in the
                                               Voting Trust by
                                               Mr. Zacks

67,394           6/1/94           N/A          Acquisition as a result
                                               of Share Split with
                                               respect to Common
                                               Shares deposited in the
                                               Voting Trust by
                                               Florence Zacks Melton,
                                               as the trustee under
                                               the trust established
                                               by the will of Aaron
                                               Zacks, deceased

 8,333           6/1/94           N/A          Adjustment of stock
                                               option granted to
                                               Mr. Zacks on 5/11/93
                                               to reflect Share Split
                                               - becomes exercisable
                                               in 20% per year
                                               increments beginning
                                               exercisable in 20% per
                                               on 5/11/94

 1,500           6/2/94         $19.75         Sale in open market
                                               transaction by
                                               Mr. Zacks

 1,300          6/27/94         $15.25         Sale in open market
                                               transaction by Florence
                                               Zacks Melton, as
                                               trustee under the trust
                                               established by the will
                                               of Aaron Zacks,
                                               deceased, following
                                               release and distribu-
                                               tion of such Common
                                               Shares from the Voting
                                               Trust

28,500           7/5/94         $15.00         Sale in open market
                                               transaction by
                                               Mr. Zacks

 5,000           7/6/94         $16.50         Sale in open market
                                               transaction by
                                               Mr. Zacks

 5,000           7/6/94         $16.25         Sale in open market
                                               transaction by
                                               Mr. Zacks

   500          1/13/95           N/A          Gifts by Mr. Zacks of
                                               100 Common Shares to
                                               each of 5 persons




     (d) Right to receive or to direct the receipt of dividends from, or the proceeds from the sale of, Common Shares:

          See Item 5(b) above.

     (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          See Item 5(b) above.

          In addition to the contracts and agreements described in Item 5(b) above, under an Agreement, dated as of September 27, 1989, as amended (the "Buy-Sell Agreement"), the Company agreed, upon the death of Mr. Zacks, to purchase from the estate of Mr. Zacks, at the estate's election, up to $4 million of the Common Shares of the Company held by Mr. Zacks at the time of his death. The Common Shares would be purchased at their fair market value at the time the estate of Mr. Zacks exercises its put right. The estate's put right would expire after the second anniversary of the death of Mr. Zacks. The Company agreed to fund its potential obligation to purchase such Common Shares by purchasing and maintaining during Mr. Zacks' lifetime one or more policies of life insurance on the life of Mr. Zacks. In addi-tion, Mr. Zacks agreed that, for a period of 24 months following his death, the Company will have a right of first refusal to purchase any Common Shares of the Company owned by Mr. Zacks at his death if his estate elects to sell such Common Shares. The Company would have the right to purchase such Common Shares on the same terms and conditions as the estate proposes to sell such Common Shares. A copy of the Agreement, dated as of September 27, 1989, has previously been filed as Exhibit 2 to Amendment No. 4 to Schedule 13D filed by Mr. Zacks with the SEC on October 3, 1989. A copy of Amendment No. 1, dated as of October 12, 1994, is filed as Exhibit 5 to this Amendment No. 14 to Schedule 13D.


Item 7.  Material to Be Filed as Exhibits.

     (1) Agreement, made to be effective as of July 30, 1984, by and between R. G. Barry Corporation and
          Gordon Zacks (Filed as Exhibit A to Amended
          Schedule 13D filed with the SEC by Mr. Zacks on November 8, 1984).

     (2) Amendment No. 2 to Agreement, made to be effective as of March 18, 1985, between R. G. Barry
          Corporation and Gordon Zacks (Filed as Exhibit A to Amendment No. 2 to Schedule 13D filed by
          Mr. Zacks with the SEC on March 25, 1985).

     (3) Employment Agreement, dated June 30, 1989, by and between Gordon Zacks and R. G. Barry Corporation
          (Filed as Exhibit 1 to Amendment No. 4 to
          Schedule 13D filed by Mr. Zacks on October 3,
          1989).

     (4) Agreement, dated as of September 27, 1989, by and between Gordon Zacks and R. G. Barry Corporation
          (Filed as Exhibit 2 to Amendment No. 4 to
          Schedule 13D filed by Mr. Zacks with the SEC on October 3, 1989).

     (5) Amendment No. 1, dated as of October 12, 1994, by and between R. G. Barry Corporation and Gordon
          Zacks (Included with this Amendment No. 14 to
          Schedule 13D beginning at page 11.)

     (6)  Zacks Voting Trust and amendments thereto
          (Incorporated herein by reference to the Company's
          Annual Report on Form 10-K for the fiscal year ended January 2, 1993 (File No. 1-8769)
          [Exhibit 9]).



Signature.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: January 27, 1995          /s/ Gordon Zacks
                                     Gordon Zacks